Cyruli Shanks Hart & Zizmor, LLP
Attorneys at Law
420 Lexington Avenue
Suite 2320
New York, NY 10170
(212) 661-6800

August 22, 2008

Ms. Tamara Tangen
U. S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Shelron Group, Inc. (the "Company") Form 10-KSB for the Fiscal Year Ended December 31, 2007 File No. 000-31176

Dear Ms. Tangen:

Enclosed please Amendment No. 1 to the Company’s Form 10-KSB for the Fiscal Year Ended December 31, 2007 which has been filed in response to your July 21, 2008 comment letter. This letter summarizes our responses thereto and shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the paragraph it is responsive to).

1. In response to comment number 1, please note that such assessment of internal controls had been conducted by management but was not properly set forth in the Form 10-KSB. The Form 10-KSB/A filed on August 22, 2008 contains the required information in Item 8A regarding management’s assessment of internal controls for the year ended December 31, 2007.

2. In response to comment number 2, please note that since such assessment of internal controls was conducted by management, we believe that the disclosure regarding effectiveness of disclosure controls and procedures is proper.

3. In response to comment number 3, the revised Item 8A addresses the concerns raised in this comment.

4. In response to comment number 4, the revised Item 8A addresses the concerns raised in this comment.

5. In response to comment number 5, please note that revised certificates have been attached to the Form 10-KSB/A.

Sincerely,

/s/ Paul Goodman
Paul Goodman